Morgan, Lewis & Bockius

19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

April 10, 2025

Confidential

Ms. Aamira Chaudhry

Ms. Theresa Brillant

Ms. Irene Paik

Mr. David Gessert

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Dreamland Limited (CIK No. 0002041338)
Registration Statement on Form F-1

Dear Ms. Aamira Chaudhry, Ms. Theresa Brillant, Ms. Irene Paik, and Mr. David Gessert:

On behalf of our client, Dreamland Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated March 28, 2025 on the Company’s draft registration statement on Form F-1 confidentially submitted on March 17, 2025. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

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The Company respectfully advises the Staff that, subject to market conditions, it plans to launch the road show for the proposed offering as soon as possible but not earlier than 15 days after the day hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

General

1.	We note that you have included a resale prospectus alternate cover page. Please include on the resale prospectus alternate cover page the same disclosure you provide on your public offering prospectus cover page relating to the legal and operational risks associated with China-based companies and your status as a “controlled company” as defined under the Nasdaq Stock Market Rules. For guidance, refer to the Sample Letter to Companies Regarding China-Specific Disclosures on our website.

In response to the Staff’s comment, the Company has revised the disclosure on the resale prospectus alternate cover page of the Registration Statement.

Prospectus Summary

Corporate Structure, page 6

2.	The organizational chart on page 6 indicates that Ms. Seto will own 70.81% of Dreamland Limited following the offering, and the paragraph above the organizational chart states that “[a]ll percentages reflected the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class A Ordinary Shares is entitled to one vote per Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to twelve (12) votes per one Class B Ordinary Share.” Please reconcile this disclosure with your disclosure elsewhere that when accounting for beneficial ownership of both Class A and Class B Ordinary Shares, Ms. Seto will hold 79.13% of the total aggregate voting power of the company after the offering. Additionally, reconcile your disclosure on page 12, under Implications of Being a “Controlled Company,” that Ms. Seto will be the beneficial owner of 79.15% of the total aggregate voting power of the company. Please also clarify whether the post-offering percentages take into account the resale of Class A Ordinary Shares.

In response to the Staff’s comment, the Company has revised the disclosure on the pages 6, 12, and 118 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Description and Analysis of Principal Components of Our Results of Operations, page 59

3.	Please provide a discussion of financial condition, changes in financial condition and results of operations for the year ended March 31, 2024. See Item 4 of Form F-1 and Item 5 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on the pages 67 to 74 of the Registration Statement.

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If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Seto Wai Yue, Chief Executive Officer and Director, Dreamland Limited
W. David Mannheim, Nelson Mullins Riley & Scarborough LLP

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